Fair Isaac Corporation
901 Marquette Avenue, Suite 3200
Minneapolis, MN 55402 USA
T 612 758 5200
F 612 758 5201
www.fico.com

Make every decision count.TM
August 31, 2010
BY EDGAR AND OVERNIGHT DELIVERY
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-3561
Attention: Mr. H. Christopher Owings
Assistant Director
Re:	Fair Isaac Corporation Form 10-K for Fiscal Year Ended September 30, 2009 Filed November 24, 2009 File No. 1-11689
Ladies and Gentlemen:
     On behalf of Fair Isaac Corporation (“FICO” or the “Company”), I am pleased to submit this response to the comments of the Staff on the above-referenced filings, as set forth in Mr. Owings’ letter dated August 11, 2010.
     If appropriate, it is our understanding that we will need to consider these comments, and incorporate appropriate disclosure, in our future reports on Forms 10-Q and 10-K. For convenience, the Staff’s comment is set forth below, followed by Fair Isaac’s response.
     Fair Isaac hereby acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing and (iii) Fair Isaac may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.
     To assist the staff in reviewing this letter, we will separately deliver to Mr. Owings and Mr. Anderegg, by overnight mail, a copy of this letter.

Form 10-K for Fiscal Year Ended September 30, 2009
Management’s Discussion and Analysis, page 30
Overview, page 30
1.	We have reviewed your response to comment one in our letter dated July 7, 2010. We note that each quarter you estimate contractual revenues for all individual contracts that are signed, and we note that these estimated bookings are disclosed in your filings and in your earnings calls. Please explain to us in reasonable detail your methodology for estimating bookings for a contract. To further illustrate your process for calculating bookings, please provide us with three representative contracts from which you estimated bookings, and provide us with your calculation of bookings for each of those contracts, including a reasonably detailed explanation of each assumption used in your calculation. Since it appears that the terms of your contracts may vary, to provide us with meaningful illustrations of your methodology, please include at least one contract with transactional-based fees and at least one contract with variable fees based on hours incurred. Once we better understand how you estimate your bookings, we may request additional disclosures be added to your filings to better clarify this matter to your readers.
     Bookings represent contracts signed in the current reporting period that will generate future revenue streams and are an indicator of business performance. For each new contract, the FICO sales team and the customer establish general business terms to the contract, which includes scope of work, use of the product, and ultimately the amount of the contract. When both parties agree to these business terms, the booking value of the contract is derived. The value of our bookings is approved by a cross-functional team including executives from our Product Management, Finance and Sales organizations. We consider contract terms, knowledge of the marketplace and experience with our customers, among other factors, when determining the value of contract bookings.
     Bookings calculations have varying degrees of certainty, based on the type of revenue and individual contract terms. Our primary revenue types are license and maintenance, consulting services and transactional revenues. Some of our bookings calculations, such as those that include license and maintenance, have a higher degree of certainty and are often based on terms specified in the contract. However, a majority of our contracts involve transactional or unit-based pricing and the corresponding bookings calculation requires us to make estimates about future activity levels or volumes. The following paragraphs discuss how bookings are calculated and the amount of subjectivity in the calculations.

     License and Maintenance
     License and maintenance bookings have a high degree of certainty in their calculation because the amounts are specified in the contract terms. Licenses are sold on a perpetual or term basis and there are limited instances where the bookings will differ from the revenue recognized over the contract term. Bookings of license revenues are equal to the amount stated in the contract. Maintenance bookings are also based on terms in the contract and as a result have few differences when compared to actual results.
     Consulting Services
     Bookings for consulting services range in subjectivity depending on if we contract the services on a fixed price or time and materials basis. A fixed price contract specifies the services we will perform and their cost. Bookings from fixed price arrangements are taken from the contract and generally equal revenue recognized. A time and materials based contract has more uncertainty than a fixed price contract. We calculate bookings as the estimated number of hours to complete the service multiplied by the rate per hour. Bookings may differ from actual results primarily due to revisions of how customers ultimately use our services. Differences typically result from customers refining the mix of internal and FICO resources used in completing the project.
     Although not common, an alteration of a consulting services contract, such as a contract termination, may have a large impact on actual revenue results achieved.
     Transactional
     Transactional or usage bookings contain the most subjectivity in their calculation. Transactional or usage based contracts generally span multiple years where revenues are earned based on minimum contractual amounts or on system usage that exceeds minimum contractual amounts. Bookings are calculated as the total estimated volume of transactions or number of accounts under contract, multiplied by the contractual rate. Estimated volumes are the most subjective measure in our bookings measurement process. We develop estimates based on detailed discussions with our customer, examinations of historical data, and discussions among our executives in the Product Management, Finance and Sales organizations. One of the largest drivers of differences between bookings and actual results is economic conditions. For example, if a customer purchases our software to monitor an existing credit card portfolio, our fee is based on the number of active credit cards. If economic conditions deteriorate and our customer reduces the number of active credit cards in their portfolio, actual results may be less than our original bookings estimates. Likewise, if economic conditions improve and our customer increases the number of active credit cards in their portfolio, actual results may be more than our original bookings estimates. In addition to economic factors, the performance of our customers versus their competitors will result in variances between actual results and our bookings. When estimating bookings we also consider contractual minimums, however, these minimums are often low enough to be perfunctory. Contractual minimums are not used to estimate bookings, unless no other data is available to make a better estimate. We often offer tiered pricing with discounted rates for higher volumes. Our bookings calculation uses the rate commensurate with the estimated volumes.
     Following are examples showing various bookings calculations. We have altered various terms of the contracts for confidentiality reasons.
     License, maintenance and services
     Customer A purchased a product that included the following bookings components:

Bookings
(in thousands)
License	$700
Maintenance	100
Services	700

Total	$1,500

     All of these booking components have a high degree of certainty. License bookings were specified in the contract. Maintenance bookings were also specified in the contract and we have included one year of maintenance in the total. Services were a fixed price offering thus, bookings were taken directly from the contract terms.
     Services
     Customer B contracted FICO for services to assist them on a project. Our professional services personnel will be charging them on a time and materials basis. Based on our understanding of the scope of the project, which is developed in coordination with customer personnel, we estimated the number of hours to complete the project and multiplied them by the rate stated in the contract. The following booking components were used.

	Hours	Rate	Bookings
			(in thousands)
General Services	700	$405	$284
Business Consulting	60	$450	27

Total			$311

     We develop our estimates to complete a project based on our expertise and past experience on similar projects. Actual revenue will vary depending on the extent the customer uses internal resources versus FICO’s resources.

     Transactional and services
     Customer C entered into a five-year agreement for transactional-based software and related services. Transactional bookings are calculated as an estimated number of transactions per year times a rate per transaction. Services were a fixed price offering thus, bookings were taken directly from the contract terms.

Bookings
(in thousands)
Transactional	$1,965
Services	705

Total	$2,670

     Transactional bookings were developed from data obtained through discussions with the customer regarding their anticipated usage of our product, other third party information and our industry expertise. Transactional levels were reviewed and approved by FICO executives in our Product Management, Finance and Sales organizations. Transactional bookings were calculated as follows:

	Price Per	Number of
	Transaction	Transactions	Bookings
			(in thousands)
Year 1	$0.0375	6,000,000	$225
Year 2	$0.03	10,000,000	300
Year 3	$0.03	12,000,000	360
Year 4	$0.03	16,000,000	480
Year 5	$0.03	20,000,000	600

Total			$1,965

     Although estimating the volume level of transactions at the time a contract is signed is more subjective, and has greater uncertainty, we believe our estimates are reasonable based on our industry experience, historical usage patterns of our key products, and our experience with our customers. Actual volumes over the next five years will depend on economic factors affecting our customer and their organization’s performance as compared to their competitors.
     Management uses bookings as an estimate of business performance of FICO. Although differences do occur between our original bookings estimates and actual revenues we believe it is a reasonable indicator of business health as of a specific point in time.

     In future filings, we will enhance our bookings disclosure to give users of our financial statements an increased understanding of how we estimate our booking calculations. We intend to focus our updated disclosure on transactional or usage bookings, which contain the most subjectivity.
* * * * *
If we can facilitate the Staff’s review of this letter, or if the Staff has any questions on any of the information set forth herein, please telephone me at (612) 758-5221 or Michael Pung at (612) 758-5603. My fax number is (612) 758-5201.

Sincerely,
/s/ Thomas A. Bradley
Thomas A. Bradley
Executive Vice President and Chief Financial Officer

cc:	Dr. Mark N. Greene Mark R. Scadina W. Morgan Burns